Exhibit 4.1

FIRST AMENDED AND RESTATED

REVOLVING CREDIT LOAN AGREEMENT

This FIRST AMENDED AND RESTATED REVOLVING CREDIT LOAN AGREEMENT (“Agreement”) is made as of October 7, 2020 by and between Piedmont Coca-Cola Bottling Partnership, a Delaware general partnership, (“Lender”), and Coca-Cola Consolidated, Inc., a Delaware corporation (“Borrower”). Lender and Borrower are hereinafter referred to as the “Parties.”

WHEREAS, Borrower may have cash-flow needs on a short-term basis from time to time; and

WHEREAS, Lender may have cash available to lend on a short-term basis from time to time; and

WHEREAS, Lender and Borrower are parties to that certain Revolving Credit Loan Agreement dated as of September 18, 2017 (and the related Demand Short-Term Promissory Note) (collectively, the “Prior Loan Agreement”); and

WHEREAS, Lender and Borrower desire to terminate the Prior Loan Agreement and to enter into this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, the Parties agree to the following terms and conditions.

1. TERMINATION OF PRIOR LOAN AGREEMENT. The Prior Loan Agreement is hereby terminated. Any current outstanding principal balance under the Prior Loan Agreement shall automatically be considered an Advance hereunder, and such principal balance, together with all accrued interest thereon, shall be governed by the terms of this Agreement commencing on the date hereof.

2. LINE OF CREDIT. Until the Termination Date (as defined in Section 7.1) Borrower may borrow, repay, and reborrow from Lender such amounts (“Advances”) as Borrower may from time to time request and as Lender may in its sole and absolute discretion make available for borrowing, provided that the aggregate amount of all Advances outstanding at any time hereunder shall not exceed $400,000,000.00 (“Line of Credit Limit”). Lender shall have the right to reduce the Line of Credit Limit in its sole discretion from time to time.

3. NOTE EVIDENCING ADVANCES. The Advances shall be evidenced by the Demand Short-Term Promissory Note (the “Note”) in the form set forth as Exhibit A attached hereto. All Advances made pursuant to this Agreement, and all payments of principal and interest hereunder, shall be recorded on the books and records of Lender which shall be rebuttable presumptive evidence of the subject matter thereof.

4. INTEREST. The unpaid principal of the Note shall bear interest during each fiscal month of Lender and Borrower at a rate equal to (expressed as a percentage and rounded upward if necessary to the nearest 1/100th of 1%) the average rate for such month for commercial paper with a 30-day maturity which has been rated Al by Standard & Poor’s and P1 by Moody’s Investors Service as quoted on Bloomberg. The interest rate shall be adjusted on a monthly basis. The interest rate and any fees shall be computed on the basis of a year consisting of 365 days and paid for actual days elapsed.

5. PREPAYMENTS.

5.1. Optional Prepayments. Borrower may repay Advances at its election, in whole or in part, at any time and from time to time.

5.2. Mandatory Prepayments. In the event Lender reduces the amount of the Line of Credit Limit and the unpaid principal balance of the Note exceeds the reduced Line of Credit Limit, upon its receipt of notice from Lender, Borrower will immediately prepay the unpaid principal balance of the Note by an amount which is equal to such excess.

6. ELECTION TO DEMAND PAYMENT. The entire unpaid principal amount of the Note, all accrued and unpaid interest thereon and all fees shall be due and payable by Borrower upon the demand of Lender made at any time in its sole and absolute discretion. Compliance with this Agreement by Borrower shall not impair Lender’s right to make such demand.

7. GENERAL.

7.1. Amendments; Termination. This Agreement may be amended by a written amendment signed by both Parties. This Agreement shall terminate upon the first to occur of the following (“Termination Date”): (i) demand for payment in full of the Note is made by Lender, (ii) thirty (30) days following the date on which written notice of termination is provided by either Party to the other Party, or (iii) December 31, 2022, which date shall be automatically extended for an additional year on each anniversary thereof (unless this Agreement is otherwise terminated prior thereto). Upon the termination of this Agreement, the entire unpaid principal amount of the Note, all accrued and unpaid interest thereon and all fees shall be due and payable by Borrower.

7.2. Expenses. Borrower shall reimburse Lender upon demand, whether or not any Advance is made hereunder, for all reasonable expenses, including reasonable fees of attorneys, incurred by Lender in the preparation, negotiation and execution of this Agreement and the Note and in enforcing Borrower’s obligations hereunder and under the Note. Borrower shall pay, and hold Lender harmless from, all liability for, any stamp or other taxes which may be payable with respect to the execution or delivery of this Agreement or the issuance of the Note. The foregoing obligations of Borrower shall survive any termination of this Agreement.

7.3. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

7.4. Law. This Agreement and the Note shall be governed by, and construed in accordance with, the internal laws of the State of North Carolina.

7.5. Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the respective successors and assigns of the Parties, except that Borrower may not assign its rights or obligations hereunder without Lender’s written consent.

7.6 Entire Agreement. This Agreement, including any Note issued pursuant hereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all other agreements, oral or written, between the Parties prior to the date hereof regarding the subject matter hereof.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

LENDER:

PIEDMONT COCA-COLA BOTTLING PARTNERSHIP

By: COCA-COLA CONSOLIDATED, INC. its Manager

By:	/s/ F. Scott Anthony
Name:	F. Scott Anthony
Title:	Executive Vice President and
Chief Financial Officer

BORROWER:

COCA-COLA CONSOLIDATED, INC.

By:	/s/ Matthew J. Blickley
Name:	Matthew J. Blickley
Title:	Senior Vice President, Financial Planning and
Chief Accounting Officer

Exhibit A

DEMAND SHORT-TERM PROMISSORY NOTE

Charlotte, North Carolina

_______________, 2020

The undersigned Borrower, for value received, hereby promises to pay to the order of Piedmont Coca-Cola Bottling Partnership (“Lender”) at 4100 Coca-Cola Plaza, Charlotte, North Carolina ON DEMAND the aggregate unpaid principal amount of all Advances made by Lender to Borrower pursuant to the First Amended and Restated Revolving Credit Loan Agreement dated as of October 7, 2020 (“Loan Agreement”) between Borrower and Lender. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Loan Agreement.

Borrower further promises to pay to the order of Lender until such time as demand is made for the payment of the unpaid principal hereof, and at the time of such demand, interest on the principal sum from time to time outstanding during each fiscal month of Lender and Borrower at a rate equal to (expressed as a percentage and rounded upward if necessary to the nearest 1/100th of 1%) the average rate for such month for commercial paper with a 30-day maturity which has been rated Al by Standard & Poor’s and P1 by Moody’s Investors Service as quoted on Bloomberg. The interest rate shall be adjusted on a monthly basis.

This Note is subject to the terms and conditions set forth in the Loan Agreement.

BORROWER:

COCA-COLA CONSOLIDATED, INC.

By:

Name:

Title: